EXPEDITED REVIEW REQUESTED UNDER 17 C.F.R. 270.0-5(d)

UNITED STATES OF AMERICA BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF:

JAPAN SMALLER CAPITALIZATION FUND, INC.

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

Investment Company Act of 1940 File No. 812-

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Jesse C. Kean
Sidley Austin LLP
787 7th Avenue
New York, NY 10019
(212) 839-8615
jkean@sidley.com

WITH A COPY TO:

Neil Daniele
C/O Japan Smaller Capitalization Fund, Inc.
Worldwide Plaza
309 West 49th Street
New York, NY 10019

This Application (including Exhibits) consists of 44 pages
The Exhibit Index is on page 13
As filed with the U.S. Securities and Exchange Commission on December 4, 2025

I. INTRODUCTION

Japan Smaller Capitalization Fund, Inc. (the “Fund”) and Nomura Asset Management U.S.A. Inc. (“NAM-U.S.A.” and, together with the Fund, the “Applicants”) hereby submit this application for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), providing the Fund and each other closed-end management investment company registered under the 1940 Act advised or to be advised in the future by NAM-U.S.A., or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with NAM-U.S.A. (including any successor in interest1) (each such entity, including NAM-U.S.A., the “Adviser”) that in the future seeks to rely on the Order (such investment companies, together with the Fund, are collectively referred to herein as the “Funds” and each separately as a “Future Fund”), an exemption from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, as more fully set forth below (the “Application”).2 The Fund and the Future Funds are hereinafter collectively referred to as the “Funds” and separately as a “Fund”.

II. THE APPLICANTS

The Fund is organized as a Maryland corporation, which is registered under the 1940 Act as a diversified, closed-end management investment company and commenced operations on March 21, 1990. The Fund’s common shares are listed on the New York Stock Exchange, a national securities exchange as defined in Section 2(a)(26) of the 1940 Act. Although the Fund does not currently intend to issue preferred shares, the board of directors of the Fund may authorize the issuance of preferred shares in the future.

The Fund’s investment objective is to provide shareholders with long-term capital appreciation and to invest, under normal circumstances, at least 80% of its total assets in smaller capitalization Japanese equity securities traded on the Tokyo and Nagoya Stock Exchanges, and other indices or markets determined by NAM-U.S.A. to be appropriate indices or markets for smaller capitalization companies in Japan.

NAM-U.S.A., with offices at Worldwide Plaza, 309 West 49th Street, New York, NY 10019, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended, and serves as the Fund’s manager. NAM-U.S.A. is a wholly-owned subsidiary of Nomura Asset Management Co., Ltd. (“NAM Tokyo”). NAM Tokyo serves as the Fund’s investment adviser. Subject to the oversight of the board of directors of the Fund, NAM Tokyo is responsible for managing the investment activities of the Fund and the Fund’s business affairs.

III. REQUEST FOR EXEMPTIVE RELIEF

Section 19(b) of the 1940 Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months. Rule 19b-1 under the 1940 Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code may make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code, plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (provided that it does not exceed 10% of the total amount distributed for the taxable year).

1 For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 The only registered closed-end investment company that currently intends to rely on the Order has been named as an Applicant. Any Fund that may rely on the Order in the future will comply with the terms and conditions of the Application.

Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to pay an unlimited number of distributions on its common and preferred shares (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions. However, to obtain certainty for a Fund’s distribution policy (the, “Distribution Policy”), in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the 1940 Act granting an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder.

The Fund implemented its Distribution Policy while in a substantial capital loss carryover position and, accordingly, has not paid any “capital gain dividends” since implementation because those carryovers have offset the Fund’s realized capital gains. The requested relief would allow the Fund to continue its Distribution Policy once those carryovers are exhausted by permitting distributions of long-term capital gains in the form of “capital gain dividends,” as applicable. The Order would permit the Fund to continue making periodic distributions in accordance with the Distribution Policy when future distributions include net realized long-term capital gains that are not fully offset by capital loss carryover. Specially, the Order would permit the Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its shares of beneficial interest (“common shares”) and as often as specified by, or determined in accordance with the terms of, any preferred shares issued by the Fund.

IV. REPRESENTATIONS OF APPLICANTS

The Fund’s Distribution Policy has been publicly disclosed and implemented. The Fund is now making regular periodic distributions to common shareholders in accordance with its Distribution Policy. To date, these distributions have been funded by the Fund’s net investment income, and realized net long-term capital gains have been entirely offset by the Fund’s capital loss carryover, such that no net realized long-term capital gains have been distributed in the form of “capital gain dividends”. The exemptive relief sought by this Application is intended to permit the Fund to continue its Distribution Policy once the Fund’s capital loss carryovers are exhausted, at which point future distributions under the Policy may include net realized long-term capital gains in the form of “capital gain dividends”.

Prior to a Fund’s implementing a Distribution Policy, in reliance on the Order, the board of directors or trustees (the “Board”) of each Fund seeking to rely on the Order, including a majority of the directors or trustees who are not interested persons of the Fund, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), will request, or requested, as the case may be, and the Adviser will provide, or provided, as applicable, such information as is, or was, reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy. In particular, the Board and the Independent Board Members will review, or reviewed, as the case may be, information regarding (i) the purpose and terms of the proposed Distribution Policy; (ii) the likely effects of the proposed Distribution Policy on the Fund’s long-term total return (in relation to market price and net asset value per share of common shares (“NAV”)); (iii) the expected relationship between the Fund’s distribution rate on its common shares under the proposed Distribution Policy and the Fund’s total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund’s expected total return in relation to its NAV; and (v) any foreseeable material effects of the proposed Distribution Policy on the Fund’s long-term total return (in relation to market price and NAV).

The Independent Board Members also considered, or will consider, as applicable, what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of the proposed Distribution Policy.

Following this review, the Board, including the Independent Board Members, of each Fund will, before adopting or implementing any proposed Distribution Policy, make a determination that the proposed Distribution Policy is consistent with the Fund’s investment objective(s) and in the best interests of the holders of the Fund’s common shares. The Distribution Policy will be consistent with the Fund’s policies and procedures and will be described in the Fund’s registration statement.

In addition, in connection with the implementation of the Distribution Policy, the Board also adopted policies and procedures (the “Section 19 Compliance Policies”) pursuant to Rule 38a-1 under the 1940 Act that:

1. are reasonably designed to ensure that all notices required to be sent to the Fund’s shareholders pursuant to Section 19(a) of the 1940 Act, Rule 19a-1 thereunder, and by condition 4 of Part VI below (each, a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) of Part VI below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) of Part VI below; and

2. require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of each Fund will summarize the basis for the Board’s approval of the Distribution Policy, including its consideration of the factors described above. These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of a Distribution Policy would be to permit a Fund to distribute periodically, over the course of each year, an amount closely approximating the total taxable income of the Fund during the year through distributions in relatively equal amounts (plus any required special distributions) that are composed of payments received from portfolio companies, supplemental amounts generally representing realized capital gains, or possibly, returns of capital that may represent unrealized capital gains. The Fund seeks to establish a distribution rate that approximates the Fund’s projected total return that can reasonably be expected to be generated by the Fund over an extended period of time, although the distribution rate will not be solely dependent on the amount of income earned or capital gains realized by the Fund for the year. Under the Distribution Policy of a Fund, the Fund would distribute periodically (as frequently as twelve times in any taxable year) to its respective common shareholders a fixed percentage of the market price of the Fund’s common shares at a particular point in time or a fixed percentage of NAV at a particular time or a fixed amount per share of common shares, any of which may be adjusted from time to time. It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to the Fund’s common shares would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for an entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year each distribution on the Fund’s common shares would be at the stated rate then in effect. The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund and may modify or terminate a Distribution Policy at any time.

V. JUSTIFICATION FOR REQUESTED RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction from any provision of the 1940 Act or from any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the 1940 Act and in the best interests of the Funds and their respective shareholders.

A. Receipt of the Order would serve shareholder interests

The Fund implemented its Distribution Policy while in a substantial capital loss carryover position and, accordingly, has not paid any “capital gain dividends” since implementation because those carryovers have offset the Fund’s realized capital gains. The requested relief would allow the Fund to continue its Distribution Policy once those carryovers are exhausted by permitting distributions of long-term capital gains in the form of “capital gain dividends,” as applicable. Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy. Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit shareholders in another way. Common shares of closed-end funds often trade in the marketplace at a discount to their NAV. Applicants believe that this discount may be reduced if a Fund is permitted to pay relatively frequent dividends on its common shares at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which the Fund’s common shares trade in the market would benefit the holders of the Fund’s common shares along with the Fund.

B. The Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.3 However, Rule 19a-1 under the 1940 Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains, and/or return of capital). The same information will be included in each Fund’s annual report to shareholders and on its Internal Revenue Service (“IRS”) Form 1099-DIV, which will be sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part VI below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the 1940 Act to ensure that all required notices and disclosures are sent to shareholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies, and the conditions listed below in Part VI will help to ensure that each Fund’s shareholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. In addition, the Funds will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule, or order or by the staff of the Commission.

C. Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders

Rule 19b-1, when applied to a Distribution Policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. A registered fund that pays long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no benefit in requiring any registered fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

3 See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

The Order requested by Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D. Other concerns leading to adoption of Rule 19b-1 are not applicable

Another concern that led to the enactment of Section 19(b) of the 1940 Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, that do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan may help minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred shares would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss realized by a shareholder upon sale of shares of a regulated investment company that were held for six months or less will be treated as a long-term capital loss, to the extent of any long-term capital gains paid on such shares, to avoid the selling of dividends.

E. Further limitations of Rule 19b-1

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of “capital gains dividends,” as defined in Section 852(b)(3)(C) of the Code, that a registered fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital4 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available.

To distribute all of a Fund’s long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to a Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-815 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, (e.g., investment income and capital gains), in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund

4 These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

5 1989-1 C.B. 226.

has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred shares dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund. Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are periodically reset by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are composed of the long-term capital gains. The Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

F. General

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as frequently as twelve times in any one taxable year and in respect of their preferred shares as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions. Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are not relevant to distributions on preferred shares. Not only are such distributions fixed or determined by the market rather than by reference to the performance of the issuer but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the end of the fund’s fiscal year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of a Fund’s Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

VI. APPLICANTS’ CONDITIONS

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to each of the following conditions:

1. Compliance Review and Reporting

The Fund’s chief compliance officer will: (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and NAM-U.S.A. have complied with the conditions of the Order and (ii) a “material compliance matter” (as defined in Rule 38a-1(e)(2) under the 1940 Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2. Disclosures to Fund Shareholders

(a) Each 19(a) Notice disseminated to the holders of the Fund’s common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

(i) will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per share of common shares basis, together with the amounts of such distribution amount, on a per share of common shares basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per share of common shares basis, together with the amounts of such cumulative amount, on a per share of common shares basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date, compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) will include the following disclosure:

(1) “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy.”;

(2) “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;6 and

(3) “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

6 The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(b) On the inside front cover of each report to shareholders under Rule 30e-1 under the 1940 Act, the Fund will:

(i) describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii) include the disclosure required by condition 2(a)(ii)(1) above;

(iii) state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund shareholders; and

(iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

(c) Each report provided to shareholders of a Fund under Rule 30e-1 under the 1940 Act, and each prospectus filed with the Commission on Form N-2 under the 1940 Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3. Disclosure to Shareholders, Prospective Shareholders and Third Parties

(a) The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund shareholder, prospective shareholder, or third-party information provider;

(b) The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c) The Fund will post prominently a statement on its (or NAM-U.S.A.’s) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and maintain such information on such website for at least 24 months.

4. Delivery of 19(a) Notices to Beneficial Owners

If a broker, dealer, bank, or other person (“financial intermediary”) holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:

(a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary;

(b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and

(c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5. Additional Board Determinations for Funds Whose Common Shares Trade at a Premium

If:

(a) The Fund’s common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b) The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of its Independent Board Members:

(1) will request and evaluate, and NAM-U.S.A. will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A) whether the Distribution Policy is accomplishing its purpose(s);

(B) the reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and

(C) the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii) The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6. Public Offerings

The Fund will not make a public offering of the Fund’s common shares other than:

(a) a rights offering below NAV to holders of the Fund’s common shares;

(b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c) an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i) the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,7 expressed as a percentage of NAV as of such date, is

7 If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

no more than one percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date;8 and

(ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding shares of preferred shares as the Fund may issue.

7. Amendments to Rule 19b-1

The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VII. APPLICABLE PRECEDENT

The Commission has recently granted substantially the same relief as that sought herein in Destra Multi-Alternative Fund and Destra Capital Advisors LLC, Investment Company Act Release Nos. 35381 (November 12, 2024) (notice) and 35412 (December 10, 2024) (order); Saba Capital Income & Opportunities Fund II and Saba Capital Management, L.P., Investment Company Act Release Nos. 35277 (July 5, 2024) (notice) and 35288 (July 31, 2024) (order); High Income Securities Fund, et al., Investment Company Act Release Nos. 34373 (September 9, 2021) (notice) and 34395 (October 5, 2021) (order); First Eagle Global Opportunities Fund and First Eagle Investment Management, LLC, Investment Company Act Release Nos. 34397 (October 12, 2021) (notice) and 34416 (November 9, 2021) (order); Mainstay CBRE Global Infrastructure Megatrends Fund, et al., Investment Company Act Release Nos. 34372 (September 3, 2021) (notice) and 34390 (September 29, 2021) (order); DoubleLine Opportunistic Credit, et al., Investment Company Act Release Nos. 34328 (July 13, 2021) (notice) and 34353 (August 9, 2021) (order); Vertical Capital Income Fund and Oakline Advisors, LLC, Investment Company Act Release Nos. 33505 (June 12, 2019) (notice) and 33548 (July 9, 2019) (order); Putnam Managed Municipal Income Trust, et al., Investment Company Act Release Nos. 33449 (April 17, 2019) (notice) and 33474 (May 14, 2019) (order); Macquarie Global Infrastructure Total Return Fund Inc., et al., Investment Company Act Release Nos. 33389 (March 5, 2019) (notice) and 33436 (April 2, 2019) (order); Special Opportunities Fund, Inc. and Bulldog Investors, LLC, Investment Company Act Release Nos. 33367 (February 4, 2019) and 33386 (March 4, 2019); Vivaldi Opportunities Fund and Vivaldi Asset Management, LLC, Investment Company Act Release Nos. 33147 (July 3, 2018) (notice) and 33185 (July 31, 2018) (order); The Swiss Helvetia Fund, Inc., et al., Investment Company Act Release Nos. 33075 (April 23, 2018) (notice) and 33099 (May 21, 2018) (order); The Mexico Equity & Income Fund, Inc. and Pichardo Asset Management, S.A. de C.V., Investment Company Act Release Nos. 32640 (May 18, 2017) (notice) and 32676 (June 13, 2017)(order); RiverNorth DoubleLine Strategic Opportunity Fund, Inc. and RiverNorth Capital Management LLC, Investment Company Act Release Nos. 32635 (May 12, 2017) (notice) and 32673 (June 7, 2017) (order); Brookfield Global Listed Infrastructure Income Fund Inc., et al., Investment Company Act Release Nos. 31802 (September 1, 2015) (notice) and 31855 (September 30, 2015) (order); and Ares Dynamic Credit Allocation Fund, Inc., et al., Investment Company Act Release Nos. 31665 (June 9, 2015) (notice) and 31708 (July 7, 2015)(order).

VIII. PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The unanimous written consent of the Board, authorizing the filing of this Application, as required by Rule 0-2(c) under the 1940 Act, are included as Exhibit A to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibit B to this Application.

8 If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is Worldwide Plaza, 309 West 49th Street, New York, NY 10019 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the cover page of this Application.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act exempting the Funds from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common shares as described in this Application. In addition, Applicants request that the Order permit each Fund to make distributions on its preferred shares (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

Japan Smaller Capitalization Fund, Inc.

Dated: December 4, 2025	By:	/s/ Neil A. Daniele
Name: Neil A. Daniele
Title: Secretary and Chief Compliance Officer

Nomura Asset Management U.S.A. Inc.

Dated: December 4, 2025	By:	/s/ Neil A. Daniele
Name: Neil A. Daniele
Title: Senior Managing Director and Chief Compliance Officer

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

DESIGNATION DOCUMENT

Exhibit A	Unanimous Written Consent of the Board of Directors of Japan Smaller Capitalization Fund, Inc.

Exhibit B	Verifications

Exhibit C	Marked copy of the Applicants’ application showing changes from the application of Destra Multi-Alternative Fund and Destra Capital Advisors LLC (File No. 812-15645), an application identified by the Applicants as substantially identical under Rule 0-5(e)(3).

Marked copy of the Applicants’ application showing changes from the application of Saba Capital Income & Opportunities Fund II and Saba Capital Management, L.P. (File No. 812-15561), an application identified by the Applicants as substantially identical under Rule 0-5(e)(3).

EXHIBIT A

Unanimous Written Consent of the Board of Directors of
Japan Smaller Capitalization Fund, Inc.

WHEREAS, the members of the Board of Directors (the “Directors”) of Japan Smaller Capitalization Fund, Inc. (the “Fund”) have reviewed and considered materials presented by the Fund’s officers and counsel regarding an application (together with all exhibits thereto, the “Application”) to the U.S. Securities and Exchange Commission (the “SEC”) seeking an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to permit the Fund to make periodic distributions, including distributions that may consist in whole or in part of capital gain dividends, as frequently as twelve times in any taxable year with respect to the Fund’s shares;

WHEREAS, the Directors have reviewed the form of the Application attached to this written consent and considered the anticipated benefits to the Fund and its shareholders of obtaining such exemptive relief, including the flexibility to continue the Fund’s level distribution policy if and when distributions include long-term capital gains, as well as the conditions and related shareholder disclosure and compliance undertakings described therein; and

WHEREAS, after due consideration, the Directors have determined that submission of the Application is advisable, in the best interests of the Fund and its shareholders, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

BE IT THEREFORE RESOLVED, that the form of the Application attached hereto is hereby approved in all respects, and the officers of the Fund be, and each of them hereby is, authorized, for and on behalf of the Fund, to execute and submit the Application to the SEC, together with such changes, modifications, supplements or amendments thereto (including to any exhibits, schedules or other attachments) as such officer may approve, such approval to be conclusively evidenced by the filing or furnishing thereof;

FURTHER RESOLVED, that the Board, including a majority of the Independent Directors, confirms and ratifies its prior determination that the Fund’s level distribution policy is consistent with the Fund’s investment objective(s) and in the best interests of the Fund and its shareholders, after consideration of the factors described to the Board;

FURTHER RESOLVED, that the Board hereby ratifies (and, to the extent not previously adopted, adopts) the policies and procedures described in the Application, reasonably designed to ensure compliance with Section 19(b) of the 1940 Act and Rule 19b-1 thereunder and the recordkeeping described therein, and authorizes the Chief Compliance Officer to update such policies as necessary;

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized, for and on behalf of the Fund, to designate and engage counsel and other advisors, provide all certifications, verifications and supporting documentation (including but not limited to powers of attorney), make any and all required or appropriate notices, press releases and shareholder disclosures, and take any and all actions as they may deem necessary, appropriate or advisable to obtain the requested order, including requesting expedited review under Rule 0-5 and making any responses or submissions to the SEC or its staff;

FURTHER RESOLVED, that all actions heretofore taken by any officer or director of the Fund in connection with the matters contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed and approved in all respects: and

FURTHER RESOLVED, that this written consent may be executed in counterparts and by electronic transmission, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

EXHIBIT B

Verifications of Japan Smaller Capitalization Fund, Inc. and Nomura Asset Management U.S.A. Inc.

The undersigned states that he has duly executed the attached application dated December 4, 2025 for and on behalf of Japan Smaller Capitalization Fund, Inc. in his capacity as Secretary and Chief Compliance Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

By:	/s/ Neil A. Daniele
Name:	Neil A. Daniele
Title:	Secretary and Chief Compliance Officer

The undersigned states that he has duly executed the attached application dated December 4, 2025 for and on behalf of Nomura Asset Management U.S.A. Inc. in his capacity as Chief Compliance Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Neil A. Daniele
Name:	Neil A. Daniele
Title:	Senior Managing Director and Chief Compliance Officer

EXHIBIT C

Marked copies of the Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3).

EXPEDITED REVIEW REQUESTED UNDER 17 ~~CFR~~C.F.R. 270.0-5(d)

UNITED STATES OF AMERICA BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF:

~~DESTRA MULTI-ALTERNATIVE FUND AND DESTRA CAPITAL ADVISORS LLC~~

JAPAN SMALLER CAPITALIZATION FUND, INC.

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

Investment Company Act of 1940 File No. 812-

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

~~Joshua B. Deringer~~
~~Faegre Drinker Biddle & Reath LLP~~
~~One Logan Square, Ste. 2000~~
~~Philadelphia, PA 19103-6996~~
~~(215) 988-2959~~
~~joshua.deringer@faegredrinker.com~~

Jesse C. Kean

Sidley Austin LLP

787 7th Avenue

New York, NY 10019

(212) 839-8615

jkean@sidley.com

WITH A COPY TO:

Neil Daniele

~~Robert A. Watson~~
C/O ~~Destra Capital Advisors LLC~~
~~443 N Willson Avenue~~
~~Bozeman, MT 59715~~Japan Smaller Capitalization Fund, Inc.

Worldwide Plaza

309 West 49th Street

New York, NY 10019

This Application (including Exhibits) consists of ~~53~~44 pages

The Exhibit Index is on page ~~14~~13

As filed with the U.S. Securities and Exchange Commission on ~~October 18~~December 4, ~~2024~~2025

I. INTRODUCTION

~~Destra Multi-Alternative Fund~~Japan Smaller Capitalization Fund, Inc. (the “Fund”) and ~~Destra Capital Advisors LLC (“Destra” and~~Nomura Asset Management U.S.A. Inc. (“NAM-U.S.A.” and, together with the Fund ~~(~~, the “Applicants”) hereby submit this application for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), providing the Fund~~,~~  and each other closed-end management investment company registered under the 1940 Act advised or to be advised in the future by ~~Destra~~NAM-U.S.A., or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with ~~Destra~~NAM-U.S.A. (including any successor in interest9) (each such entity, including ~~Destra~~NAM-U.S.A., the “Adviser”) that in the future seeks to rely on the Order (such investment companies, together with the Fund, are collectively referred to herein as the “Funds” and each separately as a “Future Fund”), an exemption from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, as more fully set forth below (the “Application”).10 The Fund and the Future Funds are hereinafter collectively referred to as the “Funds” and separately as a “Fund~~.~~”.

II. THE APPLICANTS

The Fund is organized as a ~~Delaware statutory trust~~Maryland corporation, which is registered under the 1940 Act as a ~~non-diversified~~diversified, closed-end management investment company and commenced operations on March ~~16~~21, ~~2012~~1990. The Fund’s common shares are listed on the New York Stock Exchange ~~(“NYSE”)~~, a national securities exchange as defined in Section 2(a)(26) of the 1940 Act. Although the Fund does not currently intend to issue preferred shares, the board of ~~trustees~~directors of the Fund may authorize the issuance of preferred shares in the future.

The Fund’s investment objective is to ~~seek returns from~~provide shareholders with long-term capital appreciation and ~~income with an emphasis on income generation. The Fund pursues its investment objective by investing primarily in income-producing securities, including: (1) public and private real estate securities (including securities issued by real estate funds), (2) alternative investment funds (“AIFs”), which include business development companies (“BDCs”), funds commonly known as “hedge funds” and other private investment funds, which may also include funds that primarily hold real estate investments, (3) master limited partnerships, (4) common and preferred stocks, and (5) structured notes, notes, bonds and asset-backed securities. The Fund also executes investments in the preceding types of securities through index-linked or actively managed exchange-traded funds (“ETFs”), mutual funds and closed-end funds (collectively “Underlying Funds”). The Fund defines AIFs as BDCs, real estate property funds, limited partnerships and limited liability companies that pursue investment strategies linked to real estate, small businesses or other investments that serve as alternatives to investments in traditional stocks and bonds (which could include any type of investment that is consistent with the investment strategy and not a traditional stock or bond).~~to invest, under normal circumstances, at least 80% of its total assets in smaller capitalization Japanese equity securities traded on the Tokyo and Nagoya Stock Exchanges, and other indices or markets determined by NAM-U.S.A. to be appropriate indices or markets for smaller capitalization companies in Japan.

~~Destra~~NAM-U.S.A., with offices at ~~443 N Willson Avenue, Bozeman, MT 59715, serves as the investment adviser to the Fund. Destra~~Worldwide Plaza, 309 West 49th Street, New York, NY 10019, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended, and serves as the Fund’s manager. NAM-U.S.A. is a wholly-owned subsidiary of Nomura Asset Management Co., Ltd. (“NAM Tokyo”). NAM Tokyo serves as the Fund’s investment adviser. Subject to the oversight of the board of ~~trustees~~directors of the Fund, ~~Destra~~NAM Tokyo is responsible for managing the investment activities of the Fund and the Fund’s business affairs.

III. REQUEST FOR EXEMPTIVE RELIEF

9 For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

10 The only registered closed-end investment company that currently intends to rely on the Order has been named as an Applicant. Any Fund that may rely on the Order in the future will comply with the terms and conditions of the Application.

Section 19(b) of the 1940 Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months. Rule 19b-1 under the 1940 Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code may make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code, plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (provided that it does not exceed 10% of the total amount distributed for the taxable year).

Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to pay an unlimited number of distributions on its common and preferred shares (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions. However, to obtain certainty for a Fund’s ~~proposed~~ distribution ~~policies~~policy (~~each~~the, ~~a~~ “Distribution Policy”), in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the 1940 Act granting an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder.

~~The Order would permit each~~The Fund implemented its Distribution Policy while in a substantial capital loss carryover position and, accordingly, has not paid any “capital gain dividends” since implementation because those carryovers have offset the Fund’s realized capital gains. The requested relief would allow the Fund to continue its Distribution Policy once those carryovers are exhausted by permitting distributions of long-term capital gains in the form of “capital gain dividends,” as applicable. The Order would permit the Fund to continue making periodic distributions in accordance with the Distribution Policy when future distributions include net realized long-term capital gains that are not fully offset by capital loss carryover. Specially, the Order would permit the Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its shares of beneficial interest (“common shares”) and as often as specified by, or determined in accordance with the terms of, any preferred shares issued by the Fund.

IV. REPRESENTATIONS OF APPLICANTS

The Fund’s Distribution Policy has been publicly disclosed and implemented. The Fund is now making regular periodic distributions to common shareholders in accordance with its Distribution Policy. To date, these distributions have been funded by the Fund’s net investment income, and realized net long-term capital gains have been entirely offset by the Fund’s capital loss carryover, such that no net realized long-term capital gains have been distributed in the form of “capital gain dividends”. The exemptive relief sought by this Application is intended to permit the Fund to continue its Distribution Policy once the Fund’s capital loss carryovers are exhausted, at which point future distributions under the Policy may include net realized long-term capital gains in the form of “capital gain dividends”.

Prior to a Fund’s implementing a Distribution Policy, in reliance on the Order, the board of directors or trustees (the “Board”) of each Fund seeking to rely on the Order, including a majority of the directors or trustees who are not interested persons of the Fund, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), will request, or requested, as the case may be, and the Adviser will provide, or provided, as applicable, such information as is, or was, reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy. In particular, the Board and the Independent Board Members will review, or reviewed, as the case may be, information regarding (i) the purpose and terms of the proposed Distribution Policy; (ii) the likely effects of the proposed Distribution Policy on the Fund’s long-term total return (in relation to market price and net asset value per share of common shares (“NAV”)); (iii) the expected relationship between the Fund’s distribution rate on its common shares under the proposed Distribution Policy and the Fund’s total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund’s expected total return in relation to its NAV; and (v) any foreseeable material effects of the proposed Distribution Policy on the Fund’s long-term total return (in relation to market price and NAV).

The Independent Board Members ~~will~~ also considered, or will consider, as applicable, what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of the proposed Distribution Policy.

Following this review, the Board, including the Independent Board Members, of each Fund will, before adopting or implementing any proposed Distribution Policy, make a determination that the proposed Distribution Policy is consistent with the Fund’s investment objective(s) and in the best interests of the holders of the Fund’s common shares. The Distribution Policy will be consistent with the Fund’s policies and procedures and will be described in the Fund’s registration statement.

In addition, ~~prior to~~in connection with the implementation of ~~a~~the Distribution Policy ~~for any Fund pursuant to the Order requested by this Application~~, the Board ~~of the Fund shall have~~also adopted policies and procedures (the “Section 19 Compliance Policies”) pursuant to Rule 38a-1 under the 1940 Act that:

1. are reasonably designed to ensure that all notices required to be sent to the Fund’s shareholders pursuant to Section 19(a) of the 1940 Act, Rule 19a-1 thereunder, and by condition 4 of Part VI below (each, a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) of Part VI below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) of Part VI below; and

2. require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of each Fund will summarize the basis for the Board’s approval of the Distribution Policy, including its consideration of the factors described above. These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of a Distribution Policy would be to permit a Fund to distribute periodically, over the course of each year, an amount closely approximating the total taxable income of the Fund during the year through distributions in relatively equal amounts (plus any required special distributions) that are composed of payments received from portfolio companies, supplemental amounts generally representing realized capital gains, or~~,~~  possibly, returns of capital that may represent unrealized capital gains. The Fund seeks to establish a distribution rate that approximates the Fund’s projected total return that can reasonably be expected to be generated by the Fund over an extended period of time, although the distribution rate will not be solely dependent on the amount of income earned or capital gains realized by the Fund for the year. Under the Distribution Policy of a Fund, the Fund would distribute periodically (as frequently as twelve times in any taxable year) to its respective common shareholders a fixed percentage of the market price of the Fund’s common shares at a particular point in time or a fixed percentage of NAV at a particular time or a fixed amount per share of common shares, any of which may be adjusted from time to time. It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to the Fund’s common shares would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for an entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year~~,~~  each distribution on the Fund’s common shares would be at the stated rate then in effect. The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund~~,~~  and may modify or terminate a Distribution Policy at any time.

V. JUSTIFICATION FOR REQUESTED RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction from any provision of the 1940 Act or ~~of~~from any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the 1940 Act and in the best interests of the Funds and their respective shareholders.

A. Receipt of the Order would serve shareholder interests

The Fund implemented its Distribution Policy while in a substantial capital loss carryover position and, accordingly, has not paid any “capital gain dividends” since implementation because those carryovers have offset the Fund’s realized capital gains. The requested relief would allow the Fund to continue its Distribution Policy once those carryovers are exhausted by permitting distributions of long-term capital gains in the form of “capital gain dividends,” as applicable. Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy. Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit shareholders in another way. Common shares of closed-end funds often trade in the marketplace at a discount to their NAV. Applicants believe that this discount may be reduced if a Fund is permitted to pay relatively frequent dividends on its common shares at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which the Fund’s common shares trade in the market would benefit the holders of the Fund’s common shares along with the Fund.

B. The Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.11 However, Rule 19a-1 under the 1940 Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains, and/or return of capital). The same information will be included in each Fund’s annual report to shareholders and on its Internal Revenue Service (“IRS”) Form 1099-DIV, which will be sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part VI below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the 1940 Act to ensure that all required notices and disclosures are sent to shareholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies, and the conditions listed below in Part VI will help to ensure that each Fund’s shareholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. In addition, the Funds will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule, or order or by the staff of the Commission.

C. Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders

Rule 19b-1, when applied to a Distribution Policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. ~~Funds~~A registered fund that ~~pay~~pays

11 See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no benefit in requiring any registered fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D. Other concerns leading to adoption of Rule 19b-1 are not applicable

Another concern that led to the enactment of Section 19(b) of the 1940 Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, that do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan may help minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred shares would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss realized by a shareholder upon sale of shares of a regulated investment company that were held for six months or less will be treated as a long-term capital loss, to the extent of any long-term capital gains paid on such shares, to avoid the selling of dividends.

E. Further limitations of Rule 19b-1

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of “capital gains dividends,” as defined in Section 852(b)(3)(C) of the Code, that a registered fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital12 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available.

To distribute all of a Fund’s long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to a Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-8113 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, (e.g., investment income and capital gains), in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred shares dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund. Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are periodically reset by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are ~~comprised~~composed of the long-term capital gains. The Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

F. General

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as frequently as twelve times in any one taxable year and in respect of their preferred shares as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions. Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are not relevant to distributions on preferred shares. Not only are such distributions fixed or determined by the market rather than by reference to the performance of the issuer but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the end of the fund’s fiscal year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of a Fund’s Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

12 These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

13 1989-1 C.B. 226.

VI. APPLICANTS’ CONDITIONS

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to each of the following conditions:

1. Compliance Review and Reporting

The Fund’s chief compliance officer will: (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and ~~its Adviser~~NAM-U.S.A. have complied with the conditions of the Order and (ii) a “material compliance matter” (as defined in Rule 38a-1(e)(2) under the 1940 Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2. Disclosures to Fund Shareholders

(a) Each 19(a) Notice disseminated to the holders of the Fund’s common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

(i) will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per share of common shares basis, together with the amounts of such distribution amount, on a per share of common shares basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per share of common shares basis, together with the amounts of such cumulative amount, on a per share of common shares basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date, compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) will include the following disclosure:

(1) “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy.”;

(2) “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;14 and

(3) “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b) On the inside front cover of each report to shareholders under Rule 30e-1 under the 1940 Act, the Fund will:

(i) describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii) include the disclosure required by condition 2(a)(ii)(1) above;

(iii) state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund shareholders; and

(iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

(c) Each report provided to shareholders of a Fund under Rule 30e-1 under the 1940 Act, and each prospectus filed with the Commission on Form N-2 under the 1940 Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3. Disclosure to Shareholders, Prospective Shareholders and Third Parties

(a) The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund shareholder, prospective shareholder, or third-party information provider;

(b) The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c) The Fund will post prominently a statement on its (or ~~the Adviser’s~~NAM-U.S.A.’s) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and maintain such information on such website for at least 24 months.

4. Delivery of 19(a) Notices to Beneficial Owners

If a broker, dealer, bank, or other person (“financial intermediary”) holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:

14 The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary;

(b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and

(c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5. Additional Board Determinations for Funds Whose Common Shares Trade at a Premium

If:

(a) The Fund’s common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b) The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of its Independent Board Members:

(1) will request and evaluate, and ~~the Fund’s Adviser~~NAM-U.S.A. will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A) whether the Distribution Policy is accomplishing its purpose(s);

(B) the reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and

(C) the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii) The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6. Public Offerings

The Fund will not make a public offering of the Fund’s common shares other than:

(a) a rights offering below NAV to holders of the Fund’s common shares;

(b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c) an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i) the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,15~~,~~  expressed as a percentage of NAV as of such date, is no more than one percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date;16 and

(ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of ~~long- term~~long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding shares of preferred shares as the Fund may issue.

7. Amendments to Rule 19b-1

The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VII. APPLICABLE PRECEDENT

The Commission has recently granted substantially the same relief as that sought herein in Destra Multi-Alternative Fund and Destra Capital Advisors LLC, Investment Company Act Release Nos. 35381 (November 12, 2024) (notice) and 35412 (December 10, 2024) (order); Saba Capital Income & Opportunities Fund II and Saba Capital Management, L.P., Investment Company Act Release Nos. 35277 (July 5, 2024) (notice) and 35288 (July 31, 2024) (order); High Income Securities Fund, et al., Investment Company Act Release Nos. 34373 (September 9, 2021) (notice) and 34395 (October 5, 2021) (order); First Eagle Global Opportunities Fund and First Eagle Investment Management, LLC, Investment Company Act Release Nos. 34397 (October 12, 2021) (notice) and 34416 (November 9, 2021) (order); Mainstay CBRE Global Infrastructure Megatrends Fund, et al., Investment Company Act Release Nos. 34372 (September 3, 2021) (notice) and 34390 (September 29, 2021) (order); DoubleLine Opportunistic Credit, et al., Investment Company Act Release Nos. 34328 (July 13, 2021) (notice) and 34353 (August 9, 2021) (order); Vertical Capital Income Fund and Oakline Advisors, LLC, Investment Company Act Release Nos. 33505 (June 12, 2019) (notice) and 33548 (July 9, 2019) (order); Putnam Managed Municipal Income Trust, et al., Investment Company Act Release Nos. 33449 (April 17, 2019) (notice) and 33474 (May 14, 2019) (order); Macquarie Global Infrastructure Total Return Fund Inc., et al., Investment Company Act Release Nos. 33389 (March 5, 2019) (notice) and 33436 (April 2, 2019) (order); Special Opportunities Fund, Inc. and Bulldog Investors, LLC, Investment Company Act Release Nos. 33367 (February 4, 2019) and 33386 (March 4, 2019); Vivaldi Opportunities Fund and Vivaldi Asset Management, LLC, Investment Company Act Release Nos. 33147 (July 3, 2018) (notice) and 33185 (July 31, 2018) (order); The Swiss Helvetia Fund, Inc., et al., Investment Company Act Release Nos. 33075 (April 23, 2018) (notice) and 33099 (May 21, 2018) (order); The Mexico Equity & Income Fund, Inc. and Pichardo Asset Management, S.A. de C.V., Investment Company Act Release Nos. 32640 (May 18, 2017) (notice) and 32676 (June 13, 2017)(order); RiverNorth DoubleLine Strategic Opportunity Fund, Inc.

15 If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

16 If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

and RiverNorth Capital Management LLC, Investment Company Act Release Nos. 32635 (May 12, 2017) (notice) and 32673 (June 7, 2017) (order); Brookfield Global Listed Infrastructure Income Fund Inc., et al., Investment Company Act Release Nos. 31802 (September 1, 2015) (notice) and 31855 (September 30, 2015) (order); and Ares Dynamic Credit Allocation Fund, Inc., et al., Investment Company Act Release Nos. 31665 (June 9, 2015) (notice) and 31708 (July 7, 2015)(order).

VIII. PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The ~~resolutions~~unanimous written consent of the Board ~~of Trustees of the Fund~~, authorizing the filing of this Application, as required by Rule 0-2(c) under the 1940 Act, are included as Exhibit A to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is ~~443 N Willson Avenue Bozeman, MT 59715~~Worldwide Plaza, 309 West 49th Street, New York, NY 10019 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the cover page of this Application.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act exempting the Funds from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common shares as described in this Application. In addition, Applicants request that the Order permit each Fund to make distributions on its preferred shares (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

~~Destra Multi-Alternative~~Japan Smaller Capitalization Fund, Inc.

Dated: ~~October 18~~December 4, ~~2024~~2025	By:	/s/ ~~Robert~~Neil A. ~~Watson~~Daniele
Name: ~~Robert~~ Neil A. ~~Watson~~Daniele
Title: ~~President~~ Secretary and Chief Compliance Officer

~~Destra Capital Advisors LLC.~~

Nomura Asset Management U.S.A. Inc.

Dated: ~~October 18~~December 4, ~~2024~~2025	By:	/s/ ~~Robert~~Neil A. ~~Watson~~Daniele
Name: ~~Robert~~ Neil A. ~~Watson~~Daniele
Title: ~~President~~ Senior Managing Director and Chief Compliance Officer

EXPEDITED REVIEW REQUESTED UNDER 17 ~~CFR~~C.F.R. 270.0-5(d)

UNITED STATES OF AMERICA BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF:

~~SABA CAPITAL INCOME & OPPORTUNITIES FUND II AND SABA CAPITAL MANAGEMENT, L.P.~~

JAPAN SMALLER CAPITALIZATION FUND, INC.

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING EXEMPTIONS FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

Investment Company Act of 1940 File No. 812-~~[ ]~~

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

~~Michael S. Didiuk~~
~~Schulte Roth & Zabel LLP~~
~~919 Third Avenue~~
~~New York, NY 10022~~
~~(212) 756-2405~~

Jesse C. Kean
Sidley Austin LLP
787 7th Avenue
New York, NY 10019
(212) 839-8615
jkean@sidley.com

WITH A COPY TO:

~~Michael D’Angelo~~
~~Saba Capital Management, L.P.~~
~~405 Lexington Avenue, 58th Floor~~
~~New York, NY 10174~~

Neil Daniele
C/O Japan Smaller Capitalization Fund, Inc.
Worldwide Plaza
309 West 49th Street
New York, NY 10019

This Application (including Exhibits) consists of ~~60~~44 pages
The Exhibit Index is on page ~~14~~13
As filed with the U.S. Securities and Exchange Commission on ~~April 9~~December 4, ~~2024~~2025

I. INTRODUCTION

~~Saba Capital Income & Opportunities~~Japan Smaller Capitalization Fund ~~II (~~, Inc. (the “Fund”) and ~~Saba Capital~~Nomura Asset Management~~, L.P~~ U.S.A. Inc. (“~~Saba~~NAM-U.S.A.” and, together with the Fund ~~(~~, the “Applicants”~~)~~) hereby submit this application for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), providing the Fund~~,~~  and each other closed-end management investment company registered under the 1940 Act advised or to be advised in the future by ~~Saba~~NAM-U.S.A., or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with ~~Saba~~NAM-U.S.A. (including any successor in interest1) (each such entity, including ~~Saba~~NAM-U.S.A., the “Adviser”) that in the future seeks to rely on the Order (such investment companies, together with the Fund, are collectively referred to herein as the “Funds” and each separately as a “Future Fund”), an exemption from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, as more fully set forth below (the “Application”).2 The Fund and the Future Funds are hereinafter collectively referred to as the “Funds” and separately as a “Fund~~.~~”.

II. THE APPLICANTS

The Fund ~~(formerly, Templeton Global Income Fund)~~ is organized as a ~~Delaware statutory trust~~Maryland corporation, which is registered under the 1940 Act as a ~~non-diversified~~diversified, closed-end management investment company and commenced operations on ~~January 28, 1988. Effective January 1, 2024, the Fund changed its name to Saba Capital Income & Opportunities Fund II~~March 21, 1990. The Fund’s common shares are listed on the New York Stock Exchange ~~(“NYSE”)~~, a national securities exchange as defined in Section 2(a)(26) of the 1940 Act. Although the Fund does not currently intend to issue preferred shares, the board of ~~trustees~~directors of the Fund may authorize the issuance of preferred shares in the future.

The Fund’s investment objective is to provide ~~investors with high current income, with a secondary goal of~~shareholders with long-term capital appreciation~~. The Fund seeks to achieve its investment objective by investing globally in debt and equity securities of public and private companies, which includes, among other things, investments in closed-end funds, special purpose acquisition companies, reinsurance, public and private debt instruments. The Fund may also utilize derivatives, including but not limited to total return swaps, credit default swaps, options (including but not limited to index options) and futures, in seeking to enhance returns and/or to reduce portfolio risk. In addition, on an opportunistic basis, the Fund may also invest up to 15% of its total assets in private funds that focus on debt, equity or other investments consistent with the Fund’s investment objective.~~ and to invest, under normal circumstances, at least 80% of its total assets in smaller capitalization Japanese equity securities traded on the Tokyo and Nagoya Stock Exchanges, and other indices or markets determined by NAM-U.S.A. to be appropriate indices or markets for smaller capitalization companies in Japan.

SabaNAM-U.S.A., with offices at ~~405 Lexington Avenue, 58th Floor~~Worldwide Plaza, 309 West 49th Street, New York, NY ~~10174, serves as the investment adviser to the Fund. Saba~~10019, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended, and serves as the Fund’s manager. NAM-U.S.A. is a wholly-owned subsidiary of Nomura Asset Management Co., Ltd. (“NAM Tokyo”). NAM Tokyo serves as the Fund’s investment adviser. Subject to the oversight of the board of ~~trustees~~directors of the Fund, NAM Tokyo is responsible for managing the investment activities of the Fund and the Fund’s business affairs.

~~On October 15, 2023 shareholders of the Fund (“Shareholders”) voted to approve a new investment management agreement between the Fund and Saba (such new investment management agreement, the “New Management Agreement”). The New Management Agreement, which was effective January 1, 2024, replaced the previously effective amended and restated investment management agreement, dated June 1, 2014, as amended on May 13, 2020, between the Fund and Franklin Advisers, Inc. (“Franklin”), the Fund’s previous investment adviser.~~

1 For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 The only registered closed-end investment company that currently intends to rely on the Order has been named as an Applicant. Any Fund that may rely on the Order in the future will comply with the terms and conditions of the Application.

~~Franklin and the Fund have previously relied on an exemptive order (IC Rel. No. 30499) granting an exemption from Section 19(b) to allow the Fund to make periodic distributions of long-term capital gains (“Existing Order”). As Saba has succeeded in the role of investment adviser of the Fund, replacing Franklin, the Fund and Saba cannot rely on the Existing Order.~~3

III. REQUEST FOR EXEMPTIVE RELIEF

Section 19(b) of the 1940 Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months. Rule 19b-1 under the 1940 Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code may make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code, plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (provided that it does not exceed 10% of the total amount distributed for the taxable year).

Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to pay an unlimited number of distributions on its common and preferred shares (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions. However, to obtain certainty for a Fund’s ~~proposed~~ distribution ~~policies~~policy (~~each~~the, ~~a~~ “Distribution Policy”), in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the 1940 Act granting an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder.

~~The Order would permit each~~The Fund implemented its Distribution Policy while in a substantial capital loss carryover position and, accordingly, has not paid any “capital gain dividends” since implementation because those carryovers have offset the Fund’s realized capital gains. The requested relief would allow the Fund to continue its Distribution Policy once those carryovers are exhausted by permitting distributions of long-term capital gains in the form of “capital gain dividends,” as applicable. The Order would permit the Fund to continue making periodic distributions in accordance with the Distribution Policy when future distributions include net realized long-term capital gains that are not fully offset by capital loss carryover. Specially, the Order would permit the Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its ~~outstanding~~ shares of beneficial interest (“common shares”) and as often as specified by, or determined in accordance with the terms of, any preferred shares issued by the Fund.

IV. REPRESENTATIONS OF APPLICANTS

The Fund’s Distribution Policy has been publicly disclosed and implemented. The Fund is now making regular periodic distributions to common shareholders in accordance with its Distribution Policy. To date, these distributions have been funded by the Fund’s net investment income, and realized net long-term capital gains have been entirely offset by the Fund’s capital loss carryover, such that no net realized long-term capital gains have been distributed in the form of “capital gain dividends”. The exemptive relief sought by this Application is intended to permit the Fund to continue its Distribution Policy once the Fund’s capital loss carryovers are exhausted, at which

~~3 In reliance on the Commission staff no-action letter issued to Innovator Capital Management, LLC, et al. (pub. avail. October 6, 2017) and oral discussions with the Commission staff, the Applicants intend to rely on the Existing Order as if the Existing Order extended to the Adviser until the earlier of the receipt of the Order or 150 days from January 1, 2024, the date of the New Management Agreement between the Fund and the Adviser. During such time, the Adviser will comply with the terms and conditions in the Existing Order imposed on Franklin as though such terms and conditions were imposed directly on the Adviser. When and if the Order is granted by the Commission, the Applicants would then rely on the Order, rather than continuing to rely on the Existing Order.~~

point future distributions under the Policy may include net realized long-term capital gains in the form of “capital gain dividends”.

Prior to a Fund’s implementing a Distribution Policy, in reliance on the Order, the board of directors or trustees (the “Board”) of each Fund seeking to rely on the Order, including a majority of the directors or trustees who are not interested persons of the Fund, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), will request, or requested, as the case may be, and the Adviser will provide, or provided, as applicable, such information as is, or was, reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy. In particular, the Board and the Independent Board Members will review, or reviewed, as the case may be, information regarding (i) the purpose and terms of the proposed Distribution Policy; (ii) the likely effects of the proposed Distribution Policy on the Fund’s long-term total return (in relation to market price and net asset value per share of common shares (“NAV”)); (iii) the expected relationship between the Fund’s distribution rate on its common shares under the proposed Distribution Policy and the Fund’s total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund’s expected total return in relation to its NAV; and (v) any foreseeable material effects of the proposed Distribution Policy on the Fund’s long-term total return (in relation to market price and NAV).

The Independent Board Members ~~will~~ also considered, or will consider, as applicable, what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of the proposed Distribution Policy.

Following this review, the Board, including the Independent Board Members, of each Fund will, before adopting or implementing any proposed Distribution Policy, make a determination that the proposed Distribution Policy is consistent with the Fund’s investment objective(s) and in the best interests of the holders of the Fund’s common shares. The Distribution Policy will be consistent with the Fund’s policies and procedures and will be described in the Fund’s registration statement.

In addition, in ~~prior to~~in connection with the implementation of ~~a~~the Distribution Policy ~~for any Fund pursuant to the Order requested by this Application~~, the Board ~~of the Fund shall have~~also adopted policies and procedures (the “Section 19 Compliance Policies”) pursuant to Rule 38a-1 under the 1940 Act that:

1. are reasonably designed to ensure that all notices required to be sent to the Fund’s ~~Shareholders~~shareholders pursuant to Section 19(a) of the 1940 Act, Rule 19a-1 thereunder, and by condition 4 of Part VI below (each, a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) of Part VI below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) of Part VI below; and

2. require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of each Fund will summarize the basis for the Board’s approval of the Distribution Policy, including its consideration of the factors described above. These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of a Distribution Policy would be to permit a Fund to distribute periodically, over the course of each year, an amount closely approximating the total taxable income of the Fund during the year through distributions in relatively equal amounts (plus any required special distributions) that are composed of payments received from portfolio companies, supplemental amounts generally representing realized capital gains, or possibly, returns of capital that may represent unrealized capital gains. The Fund seeks to establish a distribution rate that approximates the Fund’s projected total return that can reasonably be expected to be generated by the Fund over an extended period of time, although the distribution rate will not be solely dependent on the amount of income earned or capital gains realized by the Fund for the year. Under the Distribution Policy of a Fund, the Fund would distribute periodically (as frequently as twelve times in any taxable year) to its respective common shareholders a fixed percentage of the market price of the Fund’s common shares at a particular point in time or a fixed percentage of

NAV at a particular time or a fixed amount per share of common shares, any of which may be adjusted from time to time. It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to the Fund’s common shares would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for an entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year each distribution on the Fund’s common shares would be at the stated rate then in effect. The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund and may modify or terminate a Distribution Policy at any time.

V. JUSTIFICATION FOR REQUESTED RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction from any provision of the 1940 Act or ~~of~~from any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the 1940 Act and in the best interests of the Funds and their respective shareholders.

A. Receipt of the Order would serve shareholder interests

The Fund implemented its Distribution Policy while in a substantial capital loss carryover position and, accordingly, has not paid any “capital gain dividends” since implementation because those carryovers have offset the Fund’s realized capital gains. The requested relief would allow the Fund to continue its Distribution Policy once those carryovers are exhausted by permitting distributions of long-term capital gains in the form of “capital gain dividends,” as applicable. Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy. Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit shareholders in another way. Common shares of closed-end funds often trade in the marketplace at a discount to their NAV. Applicants believe that this discount may be reduced if a Fund is permitted to pay relatively frequent dividends on its common shares at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which the Fund’s common shares trade in the market would benefit the holders of the Fund’s common shares along with the Fund.

B. The Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.~~4~~3 However, Rule 19a-1 under the 1940 Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains, and/or return of capital). The same information will be included in each Fund’s annual report to shareholders and on its Internal Revenue Service (“IRS”) Form 1099-DIV, which will be sent to each common and preferred shareholder~~, if any,~~  who received distributions during a particular year (including shareholders who have sold shares during the year).

43 See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part VI below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the 1940 Act to ensure that all required notices and disclosures are sent to shareholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies, and the conditions listed below in Part VI will help to ensure that each Fund’s shareholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. In addition, the Funds will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule, or order or by the staff of the Commission.

C. Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders

Rule 19b-1, when applied to a Distribution Policy, ~~may give~~actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. ~~Funds~~A registered fund that ~~pay~~pays long-term capital gains distributions only once per year in accordance with Rule 19b-1 ~~may~~ impose no pressure on management to realize capital gains at ~~a~~any time when ~~prudent~~purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in ~~subsequent~~following years), notwithstanding that ~~prudent~~purely investment considerations might favor realization of long-term gains at different times ~~or in different amounts~~.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no benefit in requiring any registered fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D. Other concerns leading to adoption of Rule 19b-1 are not applicable

Another concern that led to the enactment of Section 19(b) of the 1940 Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, that do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan may help minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred shares would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss realized by a shareholder upon sale of shares of a regulated investment company that were held for six months or less will be treated as a long-term capital loss, to the extent of any long-term capital gains paid on such shares, to avoid the selling of dividends.

E. Further limitations of Rule 19b-1

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of “capital gains dividends,” as defined in Section 852(b)(3)(C) of the Code, that a registered fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital~~5~~4 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available.

To distribute all of a Fund’s long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to a Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-81~~6~~5 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, (e.g., investment income and capital gains), in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred shares dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund. Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are periodically reset by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are ~~comprised~~composed of the long-term capital gains. The Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

F. General

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as frequently as twelve times in any one taxable year and in respect of their preferred shares as

~~5~~4 These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

~~6~~5 1989-1 C.B. 226.

specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions. Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling ~~the dividend~~of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are not relevant to distributions on preferred shares. Not only are such distributions fixed or determined by the market rather than by reference to the performance of the issuer but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the end of the fund’s fiscal year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of a Fund’s Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

VI. APPLICANTS’ CONDITIONS

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to each of the following conditions:

1. Compliance Review and Reporting

The Fund’s chief compliance officer will: (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and ~~its Adviser~~NAM-U.S.A. have complied with the conditions of the Order and (ii) a “material compliance matter” (as defined in Rule 38a-1(e)(2) under the 1940 Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2. Disclosures to Fund Shareholders

(a) Each 19(a) Notice disseminated to the holders of the Fund’s common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

(i) will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per share of common shares basis, together with the amounts of such distribution amount, on a per share of common shares basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per share of common shares basis, together with the amounts of such cumulative amount, on a per share of common shares basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date, compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) will include the following disclosure:

(1)  “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy.”;

(2)  “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;~~7~~6 and

(3)  “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b) On the inside front cover of each report to shareholders under Rule 30e-1 under the 1940 Act, the Fund will:

(i) describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii) include the disclosure required by condition 2(a)(ii)(1) above;

(iii) state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund shareholders; and

(iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

(c) Each report provided to shareholders of a Fund under Rule 30e-1 under the 1940 Act, and each prospectus filed with the Commission on Form N-2 under the 1940 Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3. Disclosure to Shareholders, Prospective Shareholders and Third Parties

(a) The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund shareholder, prospective shareholder, or third-party information provider;

~~7~~6 The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(b) The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c) The Fund will post prominently a statement on its (or ~~the Adviser’s~~NAM-U.S.A.’s) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and maintain such information on such website for at least 24 months.

4. Delivery of 19(a) Notices to Beneficial Owners

If a broker, dealer, bank, or other person (“financial intermediary”) holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:

(a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s ~~common~~ shares held through such financial intermediary;

(b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and

(c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5. Additional Board Determinations for Funds Whose Common Shares Trade at a Premium

If:

(a) The Fund’s common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b) The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of its Independent Board Members:

(1) will request and evaluate, and ~~the Fund’s Adviser~~NAM-U.S.A. will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A) whether the Distribution Policy is accomplishing its purpose(s);

(B) the reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and

(C) the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii) The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6. Public Offerings

The Fund will not make a public offering of the Fund’s common shares other than:

(a) a rights offering below NAV to holders of the Fund’s common shares;

(b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c) an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i) the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,~~8~~7 expressed as a percentage of NAV as of such date, is no more than one percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date;~~9~~8 and

(ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of ~~long- term~~long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding shares of preferred shares as the Fund may issue.

7. Amendments to Rule 19b-1

The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VII. APPLICABLE PRECEDENT

The Commission has recently granted substantially the same relief as that sought herein in Destra Multi-Alternative Fund and Destra Capital Advisors LLC, Investment Company Act Release Nos. 35381 (November 12, 2024) (notice) and 35412 (December 10, 2024) (order); Saba Capital Income & Opportunities Fund II and Saba Capital Management, L.P., Investment Company Act Release Nos. 35277 (July 5, 2024) (notice) and 35288 (July 31, 2024) (order); High Income Securities Fund, et al., Investment Company Act Release Nos. 34373 (September 9, 2021)

~~8If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.~~

7 If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

98 If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

(notice) and 34395 (October 5, 2021) (order); First Eagle Global Opportunities Fund and First Eagle Investment Management, LLC, Investment Company Act Release Nos. 34397 (October 12, 2021) (notice) and 34416 (November 9, 2021) (order); Mainstay CBRE Global Infrastructure Megatrends Fund, et al., Investment Company Act Release Nos. 34372 (September 3, 2021) (notice) and 34390 (September 29, 2021) (order); DoubleLine Opportunistic Credit, et al., Investment Company Act Release Nos. 34328 (July 13, 2021) (notice) and 34353 (August 9, 2021) (order); Vertical Capital Income Fund and Oakline Advisors, LLC, Investment Company Act Release Nos. 33505 (June 12, 2019) (notice) and 33548 (July 9, 2019) (order); Putnam Managed Municipal Income Trust, et al., Investment Company Act Release Nos. 33449 (April 17, 2019) (notice) and 33474 (May 14, 2019) (order); Macquarie Global Infrastructure Total Return Fund Inc., et al., Investment Company Act Release Nos. 33389 (March 5, 2019) (notice) and 33436 (April 2, 2019) (order); Special Opportunities Fund, Inc. and Bulldog Investors, LLC, Investment Company Act Release Nos. 33367 (February 4, 2019) and 33386 (March 4, 2019); Vivaldi Opportunities Fund and Vivaldi Asset Management, LLC, Investment Company Act Release Nos. 33147 (July 3, 2018) (notice) and 33185 (July 31, 2018) (order); The Swiss Helvetia Fund, Inc., et al., Investment Company Act Release Nos. 33075 (April 23, 2018) (notice) and 33099 (May 21, 2018) (order); The Mexico Equity & Income Fund, Inc. and Pichardo Asset Management, S.A. de C.V., Investment Company Act Release Nos. 32640 (May 18, 2017) (notice) and 32676 (June 13, 2017)(order); RiverNorth DoubleLine Strategic Opportunity Fund, Inc. and RiverNorth Capital Management LLC, Investment Company Act Release Nos. 32635 (May 12, 2017) (notice) and 32673 (June 7, 2017) (order); Brookfield Global Listed Infrastructure Income Fund Inc., et al., Investment Company Act Release Nos. 31802 (September 1, 2015) (notice) and 31855 (September 30, 2015) (order); and Ares Dynamic Credit Allocation Fund, Inc., et al., Investment Company Act Release Nos. 31665 (June 9, 2015) (notice) and 31708 (July 7, 2015)(order).

VIII. PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The ~~resolutions~~unanimous written consent of the Board ~~of Trustees of the Fund~~, authorizing the filing of this Application, as required by Rule 0-2(c) under the 1940 Act, are included as Exhibit A to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is ~~405 Lexington Avenue, 58th Floor~~Worldwide Plaza, 309 West 49th Street, New York, NY ~~10174~~10019 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the cover page of this Application.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act exempting the Funds from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common shares as described in this Application. In addition, Applicants request that the Order permit each Fund to make distributions on its preferred shares (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

~~Saba Capital Income & Opportunities Fund II~~

Japan Smaller Capitalization Fund, Inc.
Dated: ~~April 9~~December 4, ~~2024~~2025	By:	/s/ ~~Pierre Weinstein~~Neil A. Daniele
Name: ~~Pierre Weinstein~~Neil A. Daniele
Title: Secretary and Chief ~~Executive~~Compliance Officer ~~and Chairman of the Board of Trustees~~

~~Saba Capital Management, L.P.~~

Nomura Asset Management U.S.A. Inc.

Dated: ~~April 9~~December 4, ~~2024~~2025	By:	/s/ ~~Michael D’Angelo~~Neil A. Daniele
Name: ~~Michael D’Angelo~~Neil A. Daniele
Title: ~~General Counsel~~ Senior Managing Director and Chief Compliance Officer